# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freshworks Inc., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S Delaware Street, Suite 201, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023238
Filed by CIK 0001665741

## Reporting persons
- Accel Leaders Fund L.P. ("ALF"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,493,640; shared voting power 0; sole dispositive power 3,493,640; shared dispositive power 0; aggregate amount beneficially owned 3,493,640 (1.4% of the class)
  Comment: Note to Row 5: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. Accel Leaders Fund Associates L.L.C. ("ALFA"), the general partner of ALF, may be deemed to have sole power to vote these shares, and Sameer K. Gandhi ("SKG"), a director of the issuer and a managing member of ALFA, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALFA, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 245,046,824 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on April 29, 2025 (the "Form 10-Q"), plus (ii) 3,493,640 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF.
- Accel Leaders Fund Associates L.L.C. ("ALFA"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,493,640; shared voting power 0; sole dispositive power 3,493,640; shared dispositive power 0; aggregate amount beneficially owned 3,493,640 (1.4% of the class)
  Comment: Note to Row 5: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALFA, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALFA, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 245,046,824 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 3,493,640 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF.
- Accel Leaders Fund Investors 2016 L.L.C. ("ALFI16"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 166,920; shared voting power 0; sole dispositive power 166,920; shared dispositive power 0; aggregate amount beneficially owned 166,920 (0.1% of the class)
  Comment: Note to Row 5: 166,920 shares issuable upon conversion of Class B Common Stock directly owned by ALFI16. SKG, a director of the issuer and a managing member of ALFI16, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 166,920 shares issuable upon conversion of Class B Common Stock directly owned by ALFI16. SKG, a director of the issuer and a managing member of ALFI16, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,720,104 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 166,920 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI16.
- Accel Leaders Fund II L.P. ("ALF2"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,432,110; shared voting power 0; sole dispositive power 3,432,110; shared dispositive power 0; aggregate amount beneficially owned 3,432,110 (1.4% of the class)
  Comment: Note to Row 5: 3,432,110 shares issuable upon conversion of Class B Common Stock directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. ("ALF2A"), the general partner of ALF2, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,432,110 shares issuable upon conversion of Class B Common Stock directly owned by ALF2. ALF2A, the general partner of ALF2, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 244,985,294 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 3,432,110 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2.
- Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 146,210; shared voting power 0; sole dispositive power 146,210; shared dispositive power 0; aggregate amount beneficially owned 146,210 (0.1% of the class)
  Comment: Note to Row 5: 146,210 shares issuable upon conversion of Class B Common Stock directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 146,210 shares issuable upon conversion of Class B Common Stock directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,699,394 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 146,210 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2SP.
- Accel Leaders Fund II Associates L.L.C. ("ALF2A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,578,320; shared voting power 0; sole dispositive power 3,578,320; shared dispositive power 0; aggregate amount beneficially owned 3,578,320 (1.5% of the class)
  Comment: Note to Row 5: 3,578,320 shares issuable upon conversion of Class B Common Stock, of which 3,432,110 are directly owned by ALF2, and 146,210 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,578,320 shares issuable upon conversion of Class B Common Stock, of which 3,432,110 are directly owned by ALF2, and 146,210 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 245,131,504 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 3,432,110 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2, plus (iii) 146,210 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2SP.
- Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 180,420; shared voting power 0; sole dispositive power 180,420; shared dispositive power 0; aggregate amount beneficially owned 180,420 (0.1% of the class)
  Comment: Note to Row 5: 180,420 shares issuable upon conversion of Class B Common Stock directly owned by ALFI19. SKG, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 180,420 shares issuable upon conversion of Class B Common Stock directly owned by ALFI19. SKG, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,733,604 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 180,420 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI19.
- Accel Growth Fund II L.P. ("AGF2"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,297,500; shared voting power 0; sole dispositive power 5,297,500; shared dispositive power 0; aggregate amount beneficially owned 5,297,500 (2.1% of the class)
  Comment: Note to Row 5: 5,297,500 shares issuable upon conversion of Class B Common Stock directly owned by AGF2. Accel Growth Fund II Associates L.L.C ("AGF2A"), the general partner of AGF2, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 5,297,500 shares issuable upon conversion of Class B Common Stock directly owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 246,850,684 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 5,297,500 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2.
- Accel Growth Fund II Strategic Partners L.P. ("AGF2SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 383,750; shared voting power 0; sole dispositive power 383,750; shared dispositive power 0; aggregate amount beneficially owned 383,750 (0.2% of the class)
  Comment: Note to Row 5: 383,750 shares issuable upon conversion of Class B Common Stock directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 383,750 shares issuable upon conversion of Class B Common Stock directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,936,934 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 383,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP.
- Accel Growth Fund II Associates L.L.C ("AGF2A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,681,250; shared voting power 0; sole dispositive power 5,681,250; shared dispositive power 0; aggregate amount beneficially owned 5,681,250 (2.3% of the class)
  Comment: Note to Row 5: 5,681,250 shares issuable upon conversion of Class B Common Stock, of which 5,297,500 are directly owned by AGF2, and 383,750 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 5,681,250 shares issuable upon conversion of Class B Common Stock, of which 5,297,500 are directly owned by AGF2, and 383,750 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 247,234,434 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 5,297,500 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2, plus (iii) 383,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP.
- Accel Growth Fund Investors 2013 L.L.C. ("AGFI13"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 568,750; shared voting power 0; sole dispositive power 568,750; shared dispositive power 0; aggregate amount beneficially owned 568,750 (0.2% of the class)
  Comment: Note to Row 5: 568,750 shares issuable upon conversion of Class B Common Stock directly owned by AGFI13. SKG, a director of the issuer and a managing member of AGFI13, may be deemed to have shared power to vote of these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 568,750 shares issuable upon conversion of Class B Common Stock directly owned by AGFI13. SKG, a director of the issuer and a managing member of AGFI13, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 242,121,934 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 568,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGFI13.
- Accel India III L.P. ("AIN3"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel India III Associates L.P. ("AIN3A LP"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel India III GP Associates Ltd. ("AIN3A"): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel India III Investors L.L.C. ("AIN3INV"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel Leaders 3 L.P. ("ALF3"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,112,212; shared voting power 0; sole dispositive power 3,112,212; shared dispositive power 0; aggregate amount beneficially owned 3,112,212 (1.3% of the class)
  Comment: Note to Row 5: 3,112,212 shares. Accel Leaders 3 Associates L.P. ("AL3A LP"), the general partner of ALF3, may be deemed to have sole power to vote these shares, and Accel Leaders 3 GP Associates L.L.C. ("AL3A"), the general partner of AL3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,112,212 shares. AL3A LP, the general partner of ALF3, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 128,846; shared voting power 0; sole dispositive power 128,846; shared dispositive power 0; aggregate amount beneficially owned 128,846 (0.1% of the class)
  Comment: Note to Row 5: 128,846 shares. AL3A LP, the general partner of ALF3E, may be deemed to have sole power to vote these shares, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 128,846 shares. AL3A LP, the general partner of ALF3E, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 Associates L.P. ("AL3A LP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,241,058; shared voting power 0; sole dispositive power 3,241,058; shared dispositive power 0; aggregate amount beneficially owned 3,241,058 (1.3% of the class)
  Comment: Note to Row 5: 3,241,058 shares, of which 3,112,212 are directly owned by ALF3 and 128,846 are directly owned by ALF3E. AL3A LP is the general partner of ALF3 and ALF3E. AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,241,058 shares, of which 3,112,212 are directly owned by ALF3 and 128,846 are directly owned by ALF3E. AL3A LP is the general partner of ALF3 and ALF3E. AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 Investors (2020) L.P. ("ALFI20"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 185,733; shared voting power 0; sole dispositive power 185,733; shared dispositive power 0; aggregate amount beneficially owned 185,733 (0.1% of the class)
  Comment: Note to Row 5: 185,733 shares. AL3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 185,733 shares. AL3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 GP Associates L.L.C. ("AL3A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,426,791; shared voting power 0; sole dispositive power 3,426,791; shared dispositive power 0; aggregate amount beneficially owned 3,426,791 (1.4% of the class)
  Comment: Note to Row 5: 3,426,791 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote the shares held by each of ALF3 and ALF3E. AL3A, the general partner of each of AL3A LP and ALFI20, may be deemed to have sole power to vote the shares held by each of ALF3, ALF3E, and ALFI20. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote the shares held by each of ALF3, ALF3E, and ALFI20.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,426,791 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of the shares held by each of ALF3 and ALF3E. AL3A, the general partner of each of AL3A LP and ALFI20, may be deemed to have sole power to dispose of the shares held by each of ALF3, ALF3E, and ALFI20. SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of the shares held by each of ALF3, ALF3E, and ALFI20.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q.
- Sameer K. Gandhi ("SKG"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,020,601; shared voting power 17,096,091; sole dispositive power 1,020,601; shared dispositive power 17,096,091; aggregate amount beneficially owned 18,116,692 (7.1% of the class)
  Comment: Note to Row 6: 17,096,091 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20, and 13,669,300 shares issuable upon conversion of Class B Common Stock, of which 3,493,640 are directly owned by ALF, 166,920 are directly owned by ALFI16, 3,432,110 are directly owned by ALF2, 146,210 are directly owned by ALF2SP, 180,420 are directly owned by ALFI19, 5,297,500 are directly owned by AGF2, 383,750 are directly owned by AGF2SP, and 568,750 are directly owned by AGFI13. ALFA, the general partner of ALF, may be deemed to have sole power to vote the shares held by ALF. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote the shares held by each of ALF2 and ALF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote the shares held by each of AGF2 and AGF2SP. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote the shares held by each of ALF3 and ALF3E, and AL3A the general partner of AL3A LP and ALFI20, may be deemed to have sole power to vote the shares held by ALF3, ALF3E, and ALFI20. SKG, a director of the issue and AL3A, and a managing member of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, and AGFI13, may be deemed to have shared power to vote the shares held by each of ALF, ALFI16, ALF2, ALF2SP, ALFI19, ALF3, ALF3E, ALFI20, AGF2, AGF2SP, and AGFI13.
  
  Note to Row 8: 17,096,091 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20, and 13,669,300 shares issuable upon conversion of Class B Common Stock, of which 3,493,640 are directly owned by ALF, 166,920 are directly owned by ALFI16, 3,432,110 are directly owned by ALF2, 146,210 are directly owned by ALF2SP, 180,420 are directly owned by ALFI19, 5,297,500 are directly owned by AGF2, 383,750 are directly owned by AGF2SP, and 568,750 are directly owned by AGFI13. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of the shares held by ALF. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of the shares held by each of ALF2 and ALF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of shares held by each of AGF2 and AGF2SP. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of the shares held by each of ALF3 and ALF3E, and AL3A the general partner of AL3A LP and ALFI20, may be deemed to have sole power to dispose of the shares held by each of ALF3, ALF3E, and ALFI20. SKG, a director of the issue and AL3A, and a managing member of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, and AGFI13, may be deemed to have shared power to dispose of the shares held by each of ALF, ALFI16, ALF2, ALF2SP, ALFI19, ALF3, ALF3E, ALFI20, AGF2, AGF2SP, and AGFI13.
  
  Note to Row 11: Based on 255,238,443 shares of Class A Common Stock, calculated as follows, (i) 241,553,184 shares of Class A Common Stock outstanding as of April 25, 2025, as reported by the issuer in the Form 10-Q, plus (ii) 3,493,640 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF, plus (iii) 166,920 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI16, plus (iv) 3,432,110 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2, plus (v) 146,210 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2SP, plus (vi) 180,420 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI19, plus (vii) 5,297,500 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2, plus (viii) 383,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP, plus (ix) 568,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGFI13, plus (x) 843 shares of fully vested restricted stock held directly by SKG, plus (xi) 15,116 RSUs held by SKG that vest as of the date of the filing of this amendment or within 60 days thereafter.

## Item 1. Issuer
Name of issuer: Freshworks Inc.
Address of issuer's principal executive offices: 2950 S Delaware Street, Suite 201 San Mateo, CA, 94403

## Item 2. Person Filing
Name of person filing:
This joint Schedule 13G is being filed by Accel Leaders Fund L.P. ("ALF"), Accel Leaders Fund Associates L.L.C. ("ALFA"), Accel Leaders Fund Investors 2016 L.L.C. ("ALFI16"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"), Accel Growth Fund II L.P. ("AGF2"), Accel Growth Fund II Strategic Partners L.P. ("AGF2SP"), Accel Growth Fund II Associates L.L.C ("AGF2A"), Accel Growth Fund Investors 2013 L.L.C. ("AGFI13"), Accel India III L.P. ("AIN3"), Accel India III Associates L.P. ("AIN3A LP"), Accel India III GP Associates Ltd. ("AIN3A"), Accel India III Investors L.L.C. ("AIN3INV"), Accel Leaders 3 L.P. ("ALF3"), Accel Leaders Fund 3 Entrepreneurs L.P.("ALF3E"), Accel Leaders 3 Associates L.P. ("AL3A LP"), Accel Leaders 3 Investors (2020) L.P. ("ALFI20"), Accel Leaders 3 GP Associates L.L.C. ("AL3A"), and Sameer K. Gandhi ("SKG"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

ALFA, the general partner of ALF, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF2 and ALF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF2 and AGF2SP. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF3 and ALF3E, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote and sole power to dispose of the shares held by ALF3 and ALF3E. AL3A, the general partner of ALFI20, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALFI20. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote and shared power to dispose of the shares held by ALF3, ALF3E and ALFI20. SKG, a director of the issuer and a managing member of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, and AGFI13, may be deemed to have shared power to vote and shared power to dispose of the shares held by ALF, ALFI16, ALF2, ALF2SP, ALFI19, AGF2, AGF2SP, and AGFI13.
Address of principal business office or, if none, residence:
Accel
500 University Avenue
Palo Alto, CA 94301
Citizenship: ALF, ALF2, ALF2SP, AGF2, AGF2SP, ALF3, ALF3E, AL3A LP and ALFI20 are Delaware limited partnerships. AIN3 and AIN3A LP are Cayman Islands limited partnerships. ALFA, ALF2A, AGF2A, ALFI16, ALFI19, AGFI13, AIN3INV, and AL3A are Delaware limited liability companies. AIN3A is a Cayman Islands limited liability company. SKG is a United States Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of ALF, ALF2, ALF2SP, AGF2, AGF2SP, AIN3, AIN3A LP, AL3, AL3E, ALFI20, and AL3A LP, and the limited liability company agreements of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, AGFI13, AIN3A, and AL3A the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Accel Leaders Fund L.P. ("ALF"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund Associates L.L.C. ("ALFA"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund Investors 2016 L.L.C. ("ALFI16"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II L.P. ("ALF2"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II Associates L.L.C. ("ALF2A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund II L.P. ("AGF2"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund II Strategic Partners L.P. ("AGF2SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund II Associates L.L.C ("AGF2A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund Investors 2013 L.L.C. ("AGFI13"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel India III L.P. ("AIN3"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel India III Associates L.P. ("AIN3A LP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel India III GP Associates Ltd. ("AIN3A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel India III Investors L.L.C. ("AIN3INV"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders 3 L.P. ("ALF3"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders 3 Associates L.P. ("AL3A LP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders 3 Investors (2020) L.P. ("ALFI20"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders 3 GP Associates L.L.C. ("AL3A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Sameer K. Gandhi ("SKG"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
Comment: Signed pursuant to a Power of Attorney included herein as an exhibit to this Schedule 13G.